WORK Medical Technology Group LTD

May 17, 2024

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Michael Fay
Daniel Gordon
Margaret Sawicki
Katherine Bagley

Re:	WORK Medical Technology Group LTD
Amendment No. 10 to Registration Statement on Form F-1
Filed May 6, 2024
File No. 333-271474

Ladies and Gentlemen:

This letter is in response to the letter dated May 15, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to WORK Medical Technology Group LTD (the “Company,” “we” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (“Amendment No. 11 to the Registration Statement”) is being submitted to accompany this letter.

Amendment No. 10 to Registration Statement on Form F-1, Filed May 6, 2024

Capitalization, page 58

1. Note (1) sets forth that the “As Adjusted” cash has been reduced for all expenses of the offering, but the actual cash of $1,637,283 and the net proceeds of $5,603,544 does not add to $8,667,283. The difference appears to be the expenses of the offering identified on page 161. Please correct the As Adjusted cash amount if necessary or clarify the reason for the difference.

In response to the Staff’s comments, we revised the disclosure on page 58 of Amendment No. 11 to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 68

2. We note your updated disclosure that as of May 1, 2024, approximately $2,630,000 of accounts receivable outstanding as of September 30, 2023 has been subsequently collected in cash, with approximately $700,000 remaining outstanding, net. In prior disclosure, we note that as of February 5, 2024 approximately $2,580,0000 of accounts receivable outstanding as of September 30, 2023 has been subsequently collected in cash. Accordingly, approximately $50,000 of collections occurred over the recent three month period. Please revise your disclosure to address whether collections have slowed and whether you expect to collect the remaining September 30, 2023 amounts still outstanding. Please also disclose the amount of any accounts receivable outstanding as of September 30, 2023 that have been subsequently determined to be uncollectible and that will be recorded as bad debt expense.

In response to the Staff’s comments, we revised the disclosure on page 68 of Amendment No. 11 to the Registration Statement.

Underwriting

Lock-Up Agreements, page 158

3. We note your disclosure that your officers, directors, and certain shareholders have agreed, subject to certain exceptions, to enter into lock-up agreements for a period of three or six months after the offering is completed. Please revise your disclosure throughout the registration statement to clarify which parties entered into a three month or a six month lock-up period and the “certain exceptions” to which you refer.

In response to the Staff’s comments, we revised the disclosure on pages 17, 147, and 158 of Amendment No. 11 to the Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Shuang Wu
Name:	Shuang Wu
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC